UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Subject Company (Issuer))

PDGI ACQUISITION CORP. (Offeror)
JLL PHARMANET HOLDINGS, LLC (Parent of Offeror)
JLL PARTNERS FUND V, L.P.
JLL PARTNERS FUND VI, L.P.
(Name of Filing Persons)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717148100
(CUSIP Number of Class of Securities)

PDGI Acquisition Corp.
c/o JLL Partners, Inc.
 450 Lexington Avenue, 31st Floor
New York, NY 10017
Attention:  Peter M. Strothman
 Tel: 212-286-8600
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven J. Daniels, Esq.
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
 Tel: 302-651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$99,072,755	$3,894

_________________
(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $5.00 net per share in cash by 19,814,551, which is the sum of (i) 19,797,146 shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc. ("PharmaNet") outstanding as of February 2, 2009, as represented by PharmaNet in the Merger Agreement (as defined herein) and (ii) 17,405 shares of common stock that PharmaNet expects to be issuable before the expiration of the Offer in connection with outstanding Restricted Stock Unit awards issued by PharmaNet, based on information provided by PharmaNet.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0000393.
■
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,894	Filing Party: PDGI Acquisition Corp., JLL PharmaNet Holdings, LLC, JLL Partners Fund V, L.P. and JLL Partners Fund VI, L.P.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
■	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 ("Amendment No. 2") further amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 12, 2009, as amended on February 19, 2009, by PDGI Acquisition Corp., a Delaware corporation ("Purchaser"), JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser's sole stockholder ("Parent"), JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V"), and JLL Partners Fund VI, L.P., a Delaware limited partnership (together with JLL Fund V, the "Sponsors"), which relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc., a Delaware corporation ("PharmaNet") and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the "Shares"), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2009 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to, and filed with, the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and PharmaNet, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference with respect to Item 11 of this Amendment No. 2.

Purchaser and Parent are affiliates of the Sponsors.  This Amendment No. 2 is being filed on behalf of Purchaser, Parent and the Sponsors.

Unless otherwise indicated, references to sections in this Amendment No. 2 are references to sections of the Offer to Purchase.  The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Item 11 of this Amendment No. 2, and is supplemented by the information specifically provided herein.  Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

This Amendment No. 2 is filed solely for the following purpose: to describe certain litigation.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15 ("Certain Legal Matters") of the Offer to Purchase is hereby amended and supplemented as follows:

The following paragraph is added after the last paragraph in the section entitled "Litigation" in Section 15:

"On February 18, 2009, the plaintiffs in the foregoing matters filed amended complaints, motions to expedite discovery and motions to consolidate. Both amended complaints added a claim that the Schedule 14D-9 filed by PharmaNet with the SEC on February 12, 2009 failed to provide PharmaNet's shareholders with material information and/or provided them with materially misleading information.  In addition, Kancler's amended complaint added a claim for aiding and abetting a breach of fiduciary duty against Parent and Purchaser."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDGI Acquisition Corp.

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL PharmaNet Holdings, LLC

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL Partners Fund V, L.P.

By:	JLL Associates V, L.P.
Its:	General Partner

By:	JLL Associates, G.P. V, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL Partners Fund VI, L.P.

By:	JLL Associates VI, L.P.
Its:	General Partner

By:	JLL Associates, G.P. VI, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

Dated: February 23, 2009